Sally Beauty Holdings, Inc.

3001 Colorado Blvd., Denton Texas  76210

Phone Number: 940-297-2000

Fax Number: 940-297-3560

January 24, 2008

VIA EDGAR

Michael Moran

Accounting Branch Chief

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Sally Beauty Holdings, Inc.
Form 10-K Fiscal Year Ended September 30, 2007
Filed November 29, 2007
File No.’s 1-33445

Dear Mr. Moran:

This letter sets forth the responses of Sally Beauty Holdings, Inc., (the “Company” or “SBH”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, received in your letter dated January 11, 2008 (the “Comment Letter”), addressed to Mr. Gary G. Winterhalter, our President and Chief Executive Officer.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Comparison of Fiscal Years Ended September 30, 2007 and 2006, page 49

Gross Profit, page 49

1.               You should disclose the gross margin amounts and percentages for your reportable segments in order to facilitate a more meaningful discussion.  See section III.F.1. of SEC Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company  Disclosures, Securities Act Release no. 33-6835.

Response:

In future filings, our MD&A disclosure will be revised as requested to disclose the gross margin amounts and percentages for our reportable segments.

Selling, General and Administrative Expenses, page 49

2.               You identify several factors that contributed to the change in this expense line.  For example, you identify unit growth of stores, costs associated with realignment, acquisitions, and additional expenses at your corporate support center.  You should quantify the contribution to the aggregate change of the items specifically identified.  See SEC Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release no. 33-6835.

Response:

In future filings, our MD&A disclosure will be revised as requested to quantify significant factors contributing to any change in this expense line.

Cash Provided by Operating Activities, page 56

3.              We note your disclosure that cash provided by operating activities increased by $35.6 million.  You should highlight the fact that your cash flows from operating activities were impacted by the acquisition of inventory through business acquisitions that are characterized as investing activities.

Response:

As disclosed in the Consolidated Statements of Cash Flows on page F-6 of our 2007 Form 10-K, our cash flows from operating activities are exclusive of the effects of acquisitions. In future filings, when applicable, our MD&A disclosure will be revised as requested to highlight that our cash flows from operating activities are impacted by the acquisition of inventory through acquisitions.

Critical Accounting Policies, page 60

4.               Your disclosures should present more quantitative analysis.  For example you could disclose the annual amount of shrinkage and discuss any material changes from period to period.  You could discuss your activities with respect to inventory counts and loss prevention.  You could also disclose the amount of inventory write downs recorded in each period and discuss material changes and significant trends.  With respect to vendor allowances you could disclose the amounts you have accrued where future performance (e.g. continued purchases) is necessary to earn the consideration.  You should discuss material occurrences where previously accrued amounts were reversed based upon a determination that it was no longer probable that you would earn a specific vendor allowance.  With respect to liabilities associated with self insurance reserves, you should provide a table that discloses period end balances of the reserve, additions, utilization and adjustments along with a discussion of significant changes and trends.  Finally, with respect to share based payments, you should repeat your disclosure of the amount of share based compensation recorded, the amount of deferred compensation to be expensed in the future, and significant changes recorded during the year as a result of adjustments to estimated forfeiture rates as well as changes in the probability of attainment of performance based awards (if applicable).  You might also highlight the fact that changes in estimates used in the Black-Scholes valuation model would impact the value of awards issued in the future but not those previously issued (unless there was an error in the previous calculation).  With respect to the value of future awards, we presume that increases in the value of individual share based awards would impact the total number of awards granted consistent with your compensation policies as more fully discussed pursuant to Regulations S-K Item 402.

Response:

In future filings, our Critical Accounting Policies disclosure will be revised as requested to:

•                  review our critical accounting policies, such as inventory, vendor allowances and share based compensation, to include more quantitative analysis,

•                  disclose any material occurrences of reserve reversals related to vendor allowances,

•                  include a table associated with self insurance reserves, that discloses period end balances of the reserve, additions and adjustments along with a discussion of significant changes and trends,

•                  repeat our disclosure of the amount of share based compensation recorded, the amount of deferred compensation to be expensed in the future, and significant changes recorded during the year as a result of adjustments to estimated forfeiture rates as well as changes in the probability of attainment of performance based awards (if applicable).

With respect to the value of future awards, the Compensation Committee of our Board of Directors will take increases in the value of individual share-based awards into consideration when setting the total compensation packages for our executive officers. As disclosed on page 22 of our proxy statement relating to our 2008 Annual Meeting of Stockholders, in the Compensation Discussion and Analysis section describing the process by which our Compensation Committee conducts its total compensation review:

“The Compensation Committee believes that tally sheets are important to understand the total compensation paid and, in certain circumstances, payable to, our executive officers, and utilizes the tally sheets to ascertain whether the various forms, targets, mix, and amounts of compensation paid and payable to our executive officers remain consistent with the compensation objectives established by the Compensation Committee. The Compensation Committee strives to make decisions on each element of executive compensation while reflecting on that officer’s entire compensation package, meaning that decisions on one element (e.g. base salary) are intended to reflect decisions made on other elements (e.g. long-term incentives.”

Revenue Recognition, page F-12

5.              Please include Schedule II, Valuation and Qualifying Accounts for sales returns and allowances and inventory reserves as required by Regulation S-X 05-04(c).

Response:

Our understanding of this requirement is that Schedule II is not required if the information is available elsewhere in the financial statements or in the footnotes to the financial statements.  In our 2007 Form 10-K, we disclose in Note 2 – “Revenue Recognition” on page F-13 that sales returns and allowances were approximately 2.4% of net sales over the past 3 fiscal years (The September 30, 2007, 2006 and 2005  balance of the sales return reserve were $2.2 million, $2.1 million and $2.0 million, respectively). In Note 7, page F-21, we disclose the data for changes in Allowance for Doubtful Accounts.  With respect to inventory reserves, we disclose in Note 2 – “Inventories” on page F-10 that “inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value),” and also state that “When necessary, the Company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage.” These adjustments to net realizable value are included in cost of goods sold and are recorded in inventory pursuant to Chapter 4, footnote 2 of ARB 43 and SAB Topic 5(BB) which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve. As a result, amounts recorded in separate accounts to recognize inventory reserves are not considered reserves for the purpose of Schedule II because those amounts, in substance, represent normal adjustments of inventory rather than true “reserves.”

Note 12-Long term Debt, page F-25

6.              We note the disclosures made on page 25 of the Form 10-K.  Please disclose the restrictions on the payment of dividends.  See Regulations S-X Rule 4-08(e).

Response:

In future filings, our long-term debt footnote will be revised as requested.

In addition, SBH acknowledges that:

•                  SBH is responsible for the adequacy and accuracy of the disclosure in its filings:

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•                  SBH may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (940) 297-3516 at your convenience.

Very truly yours,

/s/ Mark J. Flaherty

Mark J. Flaherty
Chief Accounting Officer